

February 25, 2015

Ms. Joelyn Alcantara
President
Line Up Advertisement, Inc.
2108 Santolan St. San Antonio Village,
Makati City, Philippines

> **Re:** **Line Up Advertisement, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2014**
> **Filed July 29, 2014**
> **File No. 333-182566**

Dear Ms. Alcantara:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Financial Statements Year Ended April 30, 2014 and 2013, page 19-22

1.   Pursuant to Note 2a to 8-01 of Regulation S-X, include in your Form 10-K an audit report from your independent public accountant, covering both fiscal years, prepared in accordance with Article 2 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

Ms. Joelyn Alcantara
Line Up Advertisement, Inc.
February 25, 2015
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202)551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202)551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director